Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in millions)

	Nine Months Ended September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings available for fixed charges:
Income before income taxes	$(540)	$506	$544	$934	$1,497	$1,161
Fixed charges, excluding capitalized interest	190	197	133	108	66	55

Total earnings available for fixed charges	$(350)	$703	$677	$1,042	$1,563	$1,216

Fixed charges:
Interest and debt expense (1)	$140	$143	$93	$65	$39	$34
Assumed interest element included in rent expense	54	57	41	43	27	21

Total Fixed charges	$194	$200	$134	$108	$66	$55

Ratio of earnings to fixed charges (2)	—	3.52	5.07	9.61	23.68	22.29

(1)	Includes amortization of debt-related expenses plus capitalized interest.
(2)	For the nine months ended September 30, 2014, earnings were insufficient to cover fixed charges by $350 million.